April 26, 2005


Via Facsimile (804) 343-4527 and U.S. Mail

Allen C. Goolsby, Esq.
Hunton & Williams LLP
951 East Bird Street
Richmond, Virginia 23219

RE:	Noland Company
      Schedule 14D-9 filed April 13, 2005
	File No. 005-10806

Dear Mr. Goolsby:

We have the following comments on the filing listed above.
Schedule 14D-9
1. Your document tagged as Schedule 14D-9 filed on April 13, 2005, appears to be incorrectly tagged on EDGAR. We believe the filing, a written communication relating to a third party tender offer, should be tagged as a Schedule 14D-9-C. Please contact our office of EDGAR filer support and request a header tag change.

   Exhibit 99.1
2. We remind you and your counsel that statements made in connection with tender offers are specifically excluded from the safe harbor protections of the Private Securities Litigation Reform Act of 1995.
See Section 21E(b)(2)(C) of the Exchange Act and Regulation M-A telephone interpretation M.2 of the July 2001 Supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations. Please confirm that Noland will references to the safe harbor provisions of the Reform Act in future filings.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require. Since the
Company and its management are in possession of all facts relating to a Company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the Company responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws
	of the United States.

As appropriate, please revise your Schedule 14D-9 in response to these comments. You may wish to provide us with marked copies of the amendment(s), if required, to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.

Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.

If you have questions or concerns, please do not hesitate to contact me at (202) 551-3345.


							Very truly yours,



							Michael Pressman
							Special Counsel
							Office of Mergers &
Acquisitions





April 26, 2005
Page 2




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE